Exhibit 99.3

Caledonia Mining Corporation Plc VOTE

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2023 Annual General Meeting Form of Proxy

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR all proposals

1. Reappointment of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Leigh Wilson	☐	☐	☐	02 - Steven Curtis	☐	☐	☐	03 - Mark Learmonth	☐	☐	☐
04 - John Kelly	☐	☐	☐	05 - Johan Holtzhausen	☐	☐	☐	06 - Dana Roets	☐	☐	☐
07 - Nick Clarke	☐	☐	☐	08 - Geralda Wildschutt	☐	☐	☐	09 - Gordon Wylie	☐	☐	☐
10 - Victor Gapare	☐	☐	☐								

	For	Against	Abstain
2. To reappoint BDO South Africa Inc as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.	☐	☐	☐

3. In accordance with the charter of the Audit Committee of the Board of Directors of the Company, to reappoint each of the following directors of the Company as a member of the Audit Committee for the ensuing year, each such resolution to be proposed as a separate resolution:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - subject to his reappointment as a director of the Company pursuant to the resolution above, Johan Holtzhausen;	☐	☐	☐	02 - subject to his reappointment as a director of the Company pursuant to the resolution above, John Kelly; and	☐	☐	☐	03 - subject to her reappointment as a director of the Company pursuant to the resolution above, Geralda Wildschutt.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

03R6UB

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CMCL 2023 Annual General Meeting of Caledonia Mining Corporation Plc Shareholders - Appointment of Proxyholder I/We, being holder(s) of shares in Caledonia Mining Corporation Plc (the “Company”) hereby appoint : Mark Learmonth, CEO, or, failing him, Adam Chester, General Counsel (“Management Nominees”) OR _________________________________________________ (print the name of the person you are appointing if this person is someone other than the Management Nominees ) as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the direction given in this Form of Proxy (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at Radisson Blu Waterfront Hotel, Rue de l’ Etau, St Helier, Jersey JE 2 3 WF, Channel Islands on Tuesday, May 9 , 2023 at 9 : 00 a . m . (UK time) and at any adjournment or postponement thereof . This form of proxy is solicited by and on behalf of the management of the Company (the “Management”) . Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof . If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided above . You may appoint more than one proxyholder in respect of different parts of your shareholding(s) . If you wish to do this, please copy this proxy form as many times as necessary and complete as appropriate . 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc . ), then all those registered should sign this proxy . If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy . 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy . 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder . 5. The securities represented by this proxy will be voted as directed by the holder ; however, if such a direction is not made in respect of any matter, this proxy, if given in favour of the Management Nominees, will be voted as recommended by the Board of Directors . 6. The securities represented by this proxy will be voted for or voted against or abstained in respect of each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly . Note that an ‘Abstain’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a resolution . 7. This proxy confers discretionary authority in respect of amendments or variations to the matters identified in the notice of meeting contained in the management information circular dated March 27 , 2023 or other matters that may properly come before the meeting or any adjournment or postponement thereof . 8. This proxy should be read in conjunction with the documentation provided by Management . Proxies submitted must be received by 9 : 00 a . m . (UK time) on Friday, May 5 , 2023 . (Items to be voted appear on reverse side ) 2023 Annual General Meeting T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T + + Change of Address — Please print new address below. Comments — Please print your comments below. Non - Voting Items C 2023 Annual General Meeting Admission Ticket 2023 Annual General Meeting of Caledonia Mining Corporation Plc Shareholders Tuesday, May 9, 2023 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l’Etau, St Helier, Jersey JE2 3WF, Channel Islands Upon arrival, please present this admission ticket and photo identification at the registration desk.